FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _____

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 11, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__      Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES DEVELOPMETS INCLUDING RE GOLAN TELECOM

Netanya, Israel – October 10, 2016 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") announces the following:

Following the Company's previous reports regarding Golan Telecom Ltd., or Golan Telecom, (1) Golan Telecom filed a lawsuit against the Company asking the Israeli district court to declare that it does not owe the Company the previously reported past national roaming payment differences (set in the Share Purchase Agreement to NIS 600 million plus VAT) or alternatively, set off certain payments. The Company believes this lawsuit is unfounded, in contradiction to the binding National Roaming Agreement and Share Purchase Agreement between the parties and Golan Telecom's numerous statements to both the Company and the regulators, attesting to the NIS 600 million sum (including approval of the monthly invoices which are the basis for the sum and a letter Golan Telecom wrote to the Prime Minister of Israel in his capacity as Minister of communications) and the Company intends to act vigorously in order to dismiss it. (2) Golan Telecom unilaterally and in breach of the Share Purchase Agreement and National Roaming Agreement between the parties, informed the Company that in light of certain unspecified claims it supposedly has in the matter, it will pay the Company a monthly amount of NIS 10.6 million (plus VAT) instead of the agreed NIS 21 million (plus VAT) for the national roaming services already provided by the Company and due now and until further notice. The Company strongly rejects Golan Telecom's notice and intends to act vigorously and take legal actions in order to receive the agreed consideration for such services. In case the Company is unsuccessful in collecting the agreed consideration this will have a material adverse effect on the Company's EBITDA and Net Income for the third quarter of 2016, and onwards. (3) Prior to the foregoing, the Company agreed to allow Golan Telecom, as an exception to its "no shop" obligation, to conduct negotiations with certain additional third parties which showed interest in the possible purchase of Golan Telecom's share capital or operations or a part thereof, subject to certain conditions.

In addition, the Company has entered a tax assessment agreement with the Israeli tax authorities regarding the Company's income tax for the years 2012-2013, which will have a material positive effect over the Company's third quarter 2016 net income.

For additional details see the Company's 2015 Annual Report under "Item 3 Key Information - D. Risk Factors– Risks Related to our Business –We face intense competition in all aspects of our business" and "- Risks Related to the Proposed Acquisition of Golan Telecom Ltd." and under "Item 4. Information on the Company –"B. Business Overview - General - Agreement for the Purchase of Golan", and under "-Competition – Cellular" and " - Government Regulation –Additional MNOs", and the Company's current reports on Form 6-K date March 28, 2016, April 12, 2016, May 16, 2016, June 13, 2016, July 12, 2016, July 21, 2016, August 10, 2016 under "Other developments during the second quarter of 2016 and subsequent to the end of the reporting period – Golan Telecom" and "Agreement with Xfone", September 6, 12, 21 and 22, 2016.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.812 million cellular subscribers (as at June 30, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il/

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	October 11, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary